AwayZone, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2018	For the Period October 30, 2017 (Inception) to December 31, 2017
Revenue	$ -	$ -
Expenses:		
Advertising and promotion	7,555	-
Office supplies	354	-
Dues and subsriptions	1,264	-
Professional fees	9,476	5,494
Travel	359	-
Total expenses	19,008	5,494
Net loss	$ (19,008)	$ (5,494)